Himalaya Technologies aka Homeland Resources Ltd.

831 W North Ave.

Pittsburgh, PA 15233

April 13, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3030

Washington, DC 20549

Re:	Himalaya Technologies, Inc. aka Homeland Resources Ltd.
Request for Withdrawal of Amendment to Offering Statement on Form 1-A filed using form type 1-A/A (File No. 024-11980)

Ladies and Gentlemen:

On behalf of Himalaya Technologies, Inc. (the “Company”), we respectfully submit this letter to notify the Securities and Exchange Commission (the “SEC”) the Company hereby withdraws its previously filed with the SEC (via EDGAR) Amendment to Offering Statement on Form 1-A (File No. 024-11980) using form type “1-A/A” (accession no. 0001493152-23-003876) which was granted notice of qualification by the SEC on February 13, 2023.

The Company hereby withdraws the Filed Amendment filed on February 7, 2023 and therefore all prior Amendments and filings related to our previously planned Regulation A offering of equity securities, which is now canceled.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at 212-731-4806.

Sincerely,

/s/ Vikram P. Grover
Chief Executive Officer